Exhibit 21.1

SUBSIDIARIES OF GROWGENERATION, CORP.

Subsidiary	Jurisdiction of Incorporation
GrowGeneration Pueblo Corp. (1)	Colorado
GrowGeneration California Corp. (1)	Delaware
Grow Generation Nevada Corp. (1)	Delaware
GrowGeneration Washington Corp. (1)	Delaware
GrowGeneration Rhode Island Corp. (1)	Delaware
GGen Distribution Corp. (1)	Delaware
GrowGeneration Management Corp. (1)	Delaware
GrowGeneration Michigan Corp. (1)	Delaware

(1) 100% owned by GrowGeneration, Corp.